UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 30, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), informs that it will make the payment of complementary dividends related to the fiscal year ended December 31, 2023, in the total amount of R$ 600,000,000.00 (six hundred million reais), to be paid on April 18, 2023, without the application of any monetary update index, as approved by resolution of the Annual and Extraordinary General Meeting held on March 30, 2023.

The Company highlights that the date for identification of shareholders entitled to receive such amounts was established as April 10, 2023, and the shares acquired after this date are ex-dividend distribution rights.

1 – DIVIDENDS PER SHARES:

	Value per share	Total amount
Dividends	R$ 0.247852753	R$ 600,000,000.00

2 – FORM OF PAYMENT (BOOK-ENTRY SHARES):

2.1. The dividends related to the shares held by CBLC – Companhia Brasileira de Liquidação e Custódia – will be paid through B3 S.A. – Brasil Bolsa Balcão, which will pass them on to shareholders through custody agents;

2.2. Credit to the bank account designated by the shareholder with Banco Bradesco S/A; and

2.3. Payment of dividends by the branches of Banco Bradesco S / A, in the case of shareholders who do not meet the aforementioned standards. The shareholder that fits in this condition may be entitled to receive dividends, attending the places of service in possession of their CPF taxpayer card and personal identification document, when a private individual; CNPJ, Social Contract, Bylaws, Minutes of the Meeting that elected the board of executive officers and personal identification document and CPF of the legal representatives of the company, when legal entity, being mandatory the delivery of the respective power of attorney by public instrument, specific to receive dividends, when the shareholder is represented by a proxy.

3- SHAREHOLDER SERVICES LOCATIONS:

3.1. At any branch office of Banco Bradesco S.A.;

3.2. Additional information may be obtained at Banco Bradesco S.A. e-mail address: dac.escrituracao@bradesco.com.br. Pursuant to Article 287, Item II, Letter “a” of Law 6,404/76 (Brazilian Corporation Law), the right to receive dividends expires in 3 (three) years from the date on which the dividends are made available to shareholders, and under Article 206, Paragraph 3, Item II of Brazil’s Civil Code, the option to make interest, dividend or supplementary payments expires in 3 (three) years.

Rio de Janeiro, March 30, 2023.

TIM S.A.

Alberto Griselli

Chief Executive Officer and

Investor Relations Officer

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 30, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer